1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

FOIA Confidential Treatment Requested
Pursuant to 17 CFR 200.83

May 8, 2015

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)

Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 25, 2014
Form 10-Q for Fiscal Quarter Ended December 31, 2014

Filed February 9, 2015

Response Dated April 27, 2015

File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI Ltd (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2015, with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2014, File No. 001-33628, filed with the Commission on August 25, 2014 (the “2014 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2014 Annual Report unless otherwise specified.

Securities and Exchange Commission

Form 10-K for Fiscal Year Ended June 30, 2014
Reserve Estimation Procedures and Internal Controls over Reserve Estimates, page 6

1.	Information provided in your response to prior comment 1 appears to demonstrate a low conversion rate for proved undeveloped reserves (“PUDs”) over the last five fiscal years. Based on your reply, it appears there are a number of factors contributing to low conversion rates and a lack of adherence to previously adopted development plans. In view of these reoccurring factors, please describe the internal controls used in estimating your reserves to illustrate the steps taken by management to ensure that there is reasonable certainty of proceeding with your development plans. As part of your revised disclosure, explain how changes in drilling plans factor into the management of your drilling program. Refer to Item 1202(a)(7) of Regulation S-K.

RESPONSE: We acknowledge our PUD conversion rate has historically been low. This is due in large part to the Company’s rapid growth as a company and the nature of its properties. Since its inception, the Company has implemented an “acquire and exploit” growth strategy to build a geographically focused portfolio in the shallow waters of the Gulf of Mexico and has completed six major acquisitions totaling over $4.5 billion, creating a company with approximately 246 million barrels of oil equivalent (BOE) in proved reserves. The strategy has focused on the acquisition of mature properties, often from sellers who have not undertaken any significant development programs in their fields in recent years.

Unlike deep water projects which are large discrete programs with very specific scheduling of facilities construction, installation and drilling, the development of mature fields where facilities largely already exist is more dynamic. Program changes are made more frequently based on drilling results, maturation of alternative opportunities and market conditions. When we buy properties we book reserves based on available maps and technical information obtained from the seller, which again, typically does not reflect any recent development. We review this information and accordingly develop our drilling plans based on expected capital availability. As we implement these drilling programs, we establish new oil, gas, and water contacts in fields that have not been drilled in many years. As we learn from our early wells and develop other prospects, we substitute other valid development opportunities into our drilling programs in a dynamic manner in order to maximize shareholder value.

The schedule for development of our PUDs is also subject to external factors such as changes in commodity prices, the availability of capital, regulatory matters and the availability of drilling rigs that are capable of drilling in the given area. We expect our PUD conversion rate to improve in the future as we move past the initial high growth rate phase of our company.

With respect to the steps taken by management to ensure that there is reasonable certainty of proceeding with our development plans, senior management continuously monitors our development drilling plan. Senior management reviews the drilling schedule after consultation and updates from the respective departments of the Company and approves any changes made to the existing long range plan (“LRP”) and the related development plan, including any substitution of other valid development opportunities. Senior management is fully involved in every development well that is approved to be drilled. Each development well proposal (whether officially classified as a PUD or non-PUD) goes through a rigorous technical and economic review process before senior management approval is granted. The Exploitation and Exploration Group proposes the well with technical and cost inputs from the Drilling Department. The well proposal is reviewed by senior management, including the heads of the Exploitation & Drilling Departments, and approved by the Chief Operating Officer or the Chief Executive Officer based on the cost of the well and their delegation of authority. Senior management then provides our board of directors (the “Board”) with monthly updates of drilling activity. Program drilling results are reviewed in more detail with the Board at its quarterly meetings. The audit committee of the Board (the “Audit Committee”) reviews the reserve estimates each year, including the impact changes to drilling schedules may have on the categorization of such reserves.

Securities and Exchange Commission

Going forward, we intend to further strengthen the review and monitoring of the PUD drilling schedule. This will include quarterly progress reports to the Board specifically on PUD drilling relative to the schedule in our reserves report and a specific review conducted annually by the Audit Committee of the previous year’s PUD conversion performance when approving the annual reserves report.

To enhance our existing disclosure regarding our internal controls used in estimating our proved reserves, we propose to add the following bullets to our disclosure under the heading “Business—Reserve Estimation Procedures and Internal Controls over Reserve Estimates” in our Annual Report on Form 10-K for the year ending June 30, 2015 (the “2015 Annual Report”):

•	Proved undeveloped property drilling (and/or development) schedules are reviewed and approved by the Audit Committee and certain members of senior management.
•	Senior management regularly reviews the Company’s drilling schedule and, after consultation and updates from the respective departments of the Company, approves any changes made to the existing long range plan (“LRP”) and the related development plan. In addition, a comparison of actual proved undeveloped properties drilled (or developed) versus the associated previous fiscal year-end reserve report schedule is reviewed by the Board on an quarterly basis. This information is considered prior to approval of the current fiscal-year development schedule and associated reserves estimates.

Additionally, in view of changes to the PUD drilling schedule that can, and will, occur in light of commodity price changes and capital availability, drilling results, maturation of alternative opportunities, market conditions and other factors, and assuming that our June 30, 2015 reserves are lower than our June 30, 2014 reserves, as currently expected, we propose to include risk factor disclosure similar to the following (as modified to reflect our actual June 30, 2015 reserves) regarding drilling schedule implementation risk in our 2015 Annual Report:

The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate.

Approximately [__]% of our proved reserves as of June 30, 2015 were proved undeveloped reserves and may not be ultimately developed or produced. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserves data included in the reserves engineer reports assumes that substantial capital expenditures are required to develop such reserves. We cannot be certain that the estimated costs of the development of these reserves are accurate, that development will occur as scheduled or that the results of such development will be as estimated. In addition, there are external factors such as such as changes in commodity prices, the availability of capital, the availability of drilling rigs (capable of drilling in the given area), etc., that could result in certain development plans being delayed and/or accelerated relative to the current schedule.

Delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the present value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. For example, our proved reserves of [__] Mboe and $[__] million of PV-10 as of June 30, 2015 were lower than our proved reserves of 246.2 Mboe and $7.6 million of PV-10 as of June 30, 2014 in part due to the rescheduling or write off of certain of our reserves as a result of lower oil and gas prices and reductions in our capital expenditure budget as compared to the June 30, 2014 reserve report of the Company.  Our development schedule is now more evenly weighted over five years, as opposed to the schedule assumed for the June 30, 2014 reserve report which assumed the substantial majority of our proved undeveloped reserves would be developed in the first three years. Delays in the development of these reserves could cause us to have to reclassify our proved reserves as unproved reserves.”

Securities and Exchange Commission

2.	Please explain to us in more detail the circumstances that led to the write-off of PUDs due to lease expiration and describe the controls in place to address circumstances where PUDs are written-off due to the expiration of lease terms, including with regard to the timing of write-offs.

RESPONSE: The write-off of PUDs “due to lease expiration” includes the following two fields: South Fresh Water Bayou (or “Cote de Mer”), as of one of the largest in this category, and West Delta 98. While the PUD reserves for these fields were written-off concurrent with lease expiration, there were actually preceding decisions made during the same quarter/year that the leases were set to expire by senior management, or our operating partners, to not develop the PUDs and to instead allow the leases to expire. The controls and oversight were already in place to write-off PUDs as soon as the determination were made that the Company no longer intended to develop them; these write-offs were only flagged as being “due to lease expiration” because the timing coincided with that determination (i.e., the Company elected to ultimately not perform lease-saving operation/development due to updated technical assessment, anticipated risks, and/or poor economics). In the case of Cote de Mer, the lone producing (and lease-holding) gas well in the field unexpectedly loaded-up with fluid and a workover was then planned to return it to production and maintain the lease. Based on wellbore diagnostics performed after the well loaded-up, it was determined that the workover would have too low of a mechanical chance of success to proceed (i.e., poor risked economics). The decision was made to P&A the well (McIlhenny #001 ST2) and write-off the associated proved developed reserves (for the workover) at December 31, 2013, which was concurrent with the lease expiration. Based on an updated technical evaluation for the PUD locations (#002 & #003) around that same time in November 2013, and in light of the inability to perform the workover, the decision was made to not drill the PUDs and to instead write-off at the end of that quarter ended December 31, 2013. In the case of West Delta 98, this was a Stone Energy operated field. A lease-saving workover was attempted in late-2009 on the A-5 well, but it was unsuccessful so the lease was relinquished by Stone Energy, and the PUD was concurrently written-off at September 30, 2010 by the Company.

Each of these events were reviewed by senior management, which approves any write-offs.

Development of Proved Undeveloped Reserves, page 9

3.	Disclosure in your Form 10-K states that the quantities of PUDs that will be developed over the next five years will vary by year depending on factors such as the drilling of obligatory wells and the inclusion of newly acquired proved undeveloped reserves. Please expand this disclosure to provide additional information regarding the process through which management evaluates individual wells to ensure that adequate progress is being made to convert PUDs to proved developed status. In addition, address the degree to which your PUDs will be converted in a timely manner given your conversion rates in recent years. Refer to Rule 4-10(a)(31) of Regulation S-X and Item 1203 of Regulation S-K.

RESPONSE:

In order to enhance our disclosure required by 1203(b) and (c) of Regulation S-X (1203(b) requires a registrant to “disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves”. and 1203(c) requires a registrant to “discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures) and assuming there is not a further dramatic shift in the commodity price environment or other significant factors that result in further material changes to our long range plan, we propose to include the following disclosure under the heading “Business—Development of Proved Undeveloped Reserves” in our 2015 Annual Report:

Securities and Exchange Commission

“We update and approve our reserves development plan on an annual basis, which includes our program to drill PUD locations. Updates to our reserves development plan are based upon long range criteria, including top value projects, maximization of present value and production volumes, drilling obligations, five-year rule requirements, and anticipated availability of certain rig types. The relative portion of total PUD reserves that we develop over the next five years will not be uniform from year to year, but will vary by year depending on several factors; including financial targets such as reducing debt and/or drilling within cash flow, drilling obligatory wells and the inclusion of newly acquired proved undeveloped reserves. As a result of changes to our long range plan in light of the current commodity price environment and other factors, the proposed development schedule in our June 30, 2015 reserve report is now more evenly weighted over five years, as opposed to the schedule assumed for the June 30, 2014 reserve report which assumed the substantial majority of our proved undeveloped reserves would be developed in the first three years. As scheduled in our long range plan, all of our PUD locations will be developed within five years from the time they are first recognized as proved undeveloped locations in our report, with the exception of two. These two locations are to be sidetracked from existing wellbores which are still producing economically, thus cannot be drilled until the proved developed producing zones deplete. Although the schedule for development of our PUDs has historically changed based on external factors such as changes in commodity prices, the availability of capital, acquisitions, regulatory matters and the availability of drilling rigs that are capable of drilling in the given area, and our current PUD schedule is also subject to change due to external factors, we believe our PUDs will be converted in a timely manner given our enhanced focus on development drilling in our long range plan and current availability of capital to execute that plan. Senior management continuously monitors our development drilling plan to ensure that there is reasonable certainty of proceeding with our development plans and is required to approve any changes made to the existing long range plan and the related development plan.”

Notes to Consolidated Financial Statements
Note 22 – Supplementary Oil and Gas Information, page 124
Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

4.	We note from your response to prior comment 8 that the “Audit Committee of the Board is responsible for reviewing the reserve estimates made each year, including any revisions to reserve estimates” and that senior management “is apprised of the reserves implications of any changes to the development program throughout the year by the Corporate Reserves group.” Your response does not appear to clearly explain the extent to which senior management and the Board of Directors are made aware of all changes to previously adopted development plans when adopting current or multi-year development plans. Please tell us about the information provided to senior management and the Board of Directors with regard to changes to previously adopted development plans.

RESPONSE: As explained in our previous response, the LRP is a strategic plan that is updated every year. The information provided to the Board for the LRP is at a macro-level and includes forecasts of production, capex and cash flow based on the proposed development of our reserves under expected price scenarios. The forecasts provided to the Board are based on a bottom-up build up from our inventory of opportunities by the asset teams. Significant or priority programs are usually qualitatively highlighted in the information provided to the Board in connection with the LRP. The information provided to the Board is typically presented in a series of forward-looking tables and displays, rather than a detailed discussion of changes to previous LRPs.

Securities and Exchange Commission

Please note that, as mentioned in the response to Comment 1, unlike deep water projects, which are large discrete programs requiring official sanction with very specific scheduling of facilities construction, installation and drilling, the development of mature fields where facilities largely already exist is more dynamic. While capital budgets are approved to fund an overall program, there is considerable latitude in making program changes based on drilling results, maturation of alternative opportunities, and market conditions.

As described in our response to Comment 1, senior management continuously reviews development program results through weekly operations meetings. These regular meetings are supplemented by ad-hoc reviews of the drilling results of specific wells. Any development well that is proposed to be added or substituted in our drilling program goes through a rigorous technical and economic review process before senior management approval is granted. The management in turn provides written monthly updates to the Board on our operating performance. The updates include information on production, downtime, operating and capital costs during the month as well as implementation of notable projects including drilling, facilities and business development. In addition to the above, the drilling program is reviewed by the Board at its regular quarterly meetings. The Board is provided with specific information on the number of wells drilled, the costs incurred, initial uplift production performance and the expected recoverable reserves from the wells. This information is typically provided on a field-level. The focus of these reviews is on operating results and not proved reserves per se. The Audit Committee reviews the annual reserves report at the end of each fiscal year, including the drilling program anticipated for the development of reserves for the next five years.

As also mentioned in Comment 1, going forward, we intend to further strengthen the review and monitoring of the PUD drilling schedule. This will include quarterly progress reports to the Board specifically on PUD drilling relative to the schedule in our reserves report and a specific review by the Audit Committee of the previous year’s PUD conversion performance when approving the annual reserves report.

Form 10-Q for Fiscal Quarter Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48
Outlook, page 48

5.	Your response to prior comment 9 states that you are reluctant to provide additional disclosure quantifying the reasonably likely impact of recent changes in commodity prices to your reserve quantities. However, we believe this type of disclosure is necessary to provide insight into material challenges and risks presented by known trends and uncertainties on which management is most focused for both the short and long term. Please revise your disclosure to include information quantifying the impact of known material trends and uncertainties that will promote understanding of the potential impact to your reserve quantities. It appears this type of information is reasonably available as the Form 8-K furnished on March 3, 2015 shows estimates of your reserves as of December 31, 2014, calculated using NYMEX strip prices as of February 9, 2015. Refer to Item 303(a) of Regulation S-K and, for additional guidance, SEC Release No. 33-8350. Additionally, please provide us with a sample of the disclosure you intend to include in future Exchange Act filings that will highlight the risk of impairment to your full cost pool.

Securities and Exchange Commission

RESPONSE: We acknowledge the Staff’s comment requiring additional disclosure regarding the impact of known material trends and uncertainties that will promote understanding of the potential impact to our reserve quantities and the risk of impairment to our full cost pool. We have expanded the disclosure under the heading “Outlook” in “Management's Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly report for the three months ended March 31, 2015 (the “March 31, 2015 Quarterly Report”) filed on May 8, 2015 as set forth below:

“The recent declines in oil prices have adversely affected our financial position and results of operations and the quantities of oil and natural gas reserves that we can economically produce. At March 31, 2015, we recognized a ceiling test write-down of our oil and natural gas properties totaling $739.9 million. The write-down did not impact our cash flows from operating activities but did increase our net loss and reduce stockholders’ equity. If the current low commodity price environment or downward trend in oil prices continues, there is a reasonable likelihood that we could incur further impairment to our full cost pool in fiscal 2015 and 2016 based on the average oil and natural gas price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the previous 12-month period under the SEC pricing methodology.

As of March 31, 2015, we have estimated our net proved oil and natural gas reserves using NYMEX forward strip pricing as of April 29, 2015 and estimated costs as of March 31, 2015 based, in part, on recent January and February 2015 field estimates at 216,618 MBOE as compared to 246,198 MBOE as of June 30, 2014 based on SEC pricing. These estimated reserves were prepared by our internal reservoir engineers which have not been audited by NSAI and reflect an approximate 20% reduction in capital and lease operating expenses as compared to the capital and lease operating expenses used in calculating our estimated proved reserves as of June 30, 2014, due primarily to pricing and cost reductions in response to recent declines in crude oil and natural gas prices, synergies from the EPL Acquisition and improvements in operating practices. These reserve estimates also reflect actual production for the nine months ended March 31, 2015 and the rescheduling or write off of certain of our reserves as a result of lower oil and gas prices and reductions in our capital expenditure budget as compared to our June 30, 2014 reserve report, as well as prioritization of other opportunities in 2015. Our development schedule is now more evenly weighted over five years, as opposed to the schedule assumed for the June 30, 2014 reserve report, which assumed the substantial majority of our proved undeveloped reserves would be developed in the first three years. No significant additions of new reserves subsequent to June 30, 2014 are included in our internal estimates, and we only revised our prior estimates in our internal reserves when supported by additional production data, newly acquired data, or continued field studies. We are currently in the process of finalizing our long range plan or strategic plan for the next 3 years and the estimated reserves as of March 31, 2015 may be further adjusted as warranted based on our long range plan, expected capital availability and drilling cost environment.”

6.	We note your response to prior comment 11. Please tell us what disclosure you intend to provide in your Exchange Act reports describing how recent changes to your capital expenditure budget is expected to affect your ability to develop your PUDs in a timely manner. Refer to Item 303(a)(2) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment requiring additional description of how recent changes to our capital expenditure budget is expected to affect our ability to develop our PUDs in a timely manner and believe the disclosure proposed to be included under the heading “Outlook” in our “Management's Discussion and Analysis of Financial Condition and Results of Operations” in our March 31, 2015 Quarterly Report as described in Comment 5 addresses how recent changes to our capital expenditure budget is expected to affect our ability to develop our PUDs in a timely manner.

* * * * *

Securities and Exchange Commission

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI LTD

By:	/s/Bruce W. Busmire
Name:	Bruce W. Busmire
Title:	Chief Financial Officer

cc:	Sarah K. Morgan